UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 2
Enstar Group Limited
(Name of the Issuer)

Enstar Group Limited
Deer Ltd.
Deer Merger Sub Ltd.
Elk Evergreen Investments, LLC
Elk Cypress Investments, LLC
TSSP Sub-Fund HoldCo, LLC
Dominic F. Silvester
Elk Topco, LLC
Elk Parent Limited
Elk Bidco Limited
Elk Merger Sub Limited
(Names of Persons Filing Statement)
Ordinary Shares, par value $1.00 per share
Depositary Shares, each representing a 1/1,000th Interest in a 7.00% Fixed-to-Floating Rate Perpetual
Non-Cumulative Preference Shares, Series D, par value $1.00 per share
Depositary Shares, each representing a 1/1,000th 7.00% Perpetual Non-Cumulative
Preference Shares, Series E, par value $1.00 per share
(Title of Class of Securities)
G3075 P101 (Ordinary Shares)
G3075P119*
G30759200**
(CUSIP Number of Class of Securities)

Enstar Group Limited Deer Ltd. Deer Merger Sub Ltd. A.S. Cooper Building, 4th Floor 26 Reid Street Hamilton HM11 Bermuda
Elk Evergreen Investments, LLC
Elk Cypress Investments, LLC
TSSP Sub-Fund Holdco, LLC
Elk Bidco Limited
Elk Merger Sub Limited
c/o Sixth Street Partners, LLC
2100 McKinney Avenue, Suite 1500
Dallas, Texas 75201
Dominic F. Silvester A.S. Cooper Building, 4th Floor 26 Reid Street Hamilton HM11 Bermuda
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Krishna Veeraraghavan Benjamin M. Goodchild Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000	Katherine M. Krause Elizabeth A. Cooper Louis H. Argentieri Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

This statement is filed in connection with (check the appropriate box):
a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13E-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

*
CUSIP number for Depositary Shares, each representing a 1/1,000th interest in a 7.00% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, Series D, par value $1.00 per share.

**
CUSIP number for Depositary Shares, each representing a 1/1,000th interest in a 7.00% Perpetual Non-Cumulative Preference Shares, Series E, par value $1.00 per share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION
This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Enstar Group Limited, an exempted company limited by shares existing under the laws of Bermuda (the “Company”) and the issuer of the ordinary shares representing ownership interests in the Company, par value $1.00 per share (the “Enstar Ordinary Shares”), the depositary shares, each representing a 1/1,000th Interest in a 7.00% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, Series D, par value $1.00 per share (the “Series D Preferred Shares”) and the depositary shares, each representing a 1/1,000th 7.00% Perpetual Non-Cumulative Preference Shares, Series E, par value $1.00 per share (the “Series E Preferred Shares”), that are subject to the Rule 13E-3 transaction; (ii) Deer Ltd., an exempted company limited by shares existing under the laws of Bermuda (“New Company Holdco”), (iii) Deer Merger Sub Ltd., an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned subsidiary of New Company Holdco (“Company Merger Sub”), (iv) Elk Evergreen Investments, LLC, a Delaware limited liability company, (v) Elk Cypress Investments, LLC, a Delaware limited liability company, (vi) TSSP Sub-Fund HoldCo, LLC, a Delaware limited liability company, (vii) Dominic F. Silvester, a natural person, (viii) Elk Topco, LLC, a limited liability company existing under the laws of Bermuda, (ix) Elk Parent Limited, an exempted company limited by shares existing under the laws of Bermuda, (x) Elk Bidco Limited, an exempted company limited by shares existing under the laws of Bermuda (“Parent”) and (xi) Elk Merger Sub Limited, an exempted company limited by shares existing under the laws of Bermuda and direct wholly owned Subsidiary of Parent (“Parent Merger Sub”). Collectively, the persons filing this Transaction Statement are referred to as the “Filing Persons”.
This Transaction Statement relates to the Agreement and Plan of Merger, dated as of July 29, 2024 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Parent Merger Sub, the Company, New Company Holdco and Company Merger Sub. Pursuant to the Merger Agreement, (i) Company Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the merger as a direct wholly owned subsidiary of New Company Holdco, (ii) as soon as practicable following the consummation of the First Merger, New Company Holdco will merge with and into the Company (the “Second Merger”), with the Company surviving such merger and (iii) as soon as practicable following the consummation of the Second Merger, Parent Merger Sub will merge with and into the Company (the “Third Merger” and, together with the First Merger and Second Merger, the “Mergers”), with the Company surviving such merger (the “Third Surviving Company”), so that immediately following such Mergers, Parent will directly own all Enstar Ordinary Shares. Certain investment vehicles managed or advised by Sixth Street Partners, LLC (“Sixth Street”), a private equity firm, have committed to contribute equity to Parent.
In connection with entering into the Merger Agreement, on July 29, 2024, Parent, Elk Evergreen Investments, LLC and Elk Cypress Investments, LLC entered into rollover and support agreements (“Rollover and Support Agreements”) with Dominic F. Silvester, Chief Executive Officer of the Company (the “CEO”), and each of Frazer Holdings LP, J. Christopher Flowers, John J. Oros 1998 Family Trust, Hyman 2018 Family Trust, David Walsh and Steven D. Arnold (collectively, “JCF” and together with the CEO, the “Reinvesting Shareholders”). Under the Rollover and Support Agreements, the Reinvesting Shareholders have agreed to vote or execute consents with respect to the number of Enstar Ordinary Shares beneficially owned by such shareholder set forth in such shareholder’s Rollover and Support Agreement (such shares, the “Reinvesting Shares”) in favor of the Mergers, subject to certain terms and conditions contained therein.
In addition, the Reinvesting Shareholders have agreed to reinvest certain of their Enstar Ordinary Shares into a non-voting ownership interest in a parent company of Parent.
Pursuant to the Rollover and Support Agreements, among other things, each Reinvesting Shareholder will contribute certain of the ordinary shares of the Second Surviving Company owned by the Reinvesting Shareholder to an indirect parent company of Parent in exchange for equity interests in such indirect parent company of Parent, which contribution and exchange will happen immediately after the Second Effective Time and prior to the Third Effective Time and the Reinvesting Shareholders, in the aggregate, will indirectly own approximately 6.44% of Parent through such indirect parent company thereafter. As a result of the

Mergers, the Enstar Ordinary Shares held by the Reinvesting Shareholders immediately prior to the First Merger will be cancelled and extinguished without any conversion thereof or consideration paid therefor.
The consummation of the exchange of Enstar Ordinary Shares contemplated by the Rollover and Support Agreements is subject to (1) the satisfaction, or written waiver (to the extent permitted) by the parties to the Merger Agreement of all conditions to the obligation of the parties to consummate each Merger and the transactions contemplated by the Merger Agreement that are to occur at each Closing as set forth in Article XI of the Merger Agreement, and (2) each party to the Merger Agreement being ready, willing and able to consummate each of the Mergers immediately following the consummation of the transactions contemplated by the Rollover and Support Agreements (the “Reinvestment Closing”). The Rollover and Support Agreement executed by the CEO will terminate automatically upon the earlier of (x) the termination of the Merger Agreement and (y) the Third Effective Time. The Rollover and Support Agreements executed by JCF will terminate upon the earliest of (1) the termination of the Merger Agreement, (2) the effective time of the Reinvestment Closing and (3) the termination of the equity commitment letter dated as of July 29, 2024 between JCF and TopCo.
As a result of the Transactions (as defined below), each holder of Enstar Ordinary Shares will be entitled to receive a total of $338 in cash, without interest (the “Total Cash Consideration”), for each Enstar Ordinary Share. The Company’s shareholders holding preferred shares of the Company (“Enstar Preferred Shares”) will receive preferred shares of the Company, as the Third Surviving Company, and the relative rights, terms and conditions of each such Enstar Preferred Share will remain unchanged. As a result of the Transactions, Parent will directly own all Enstar Ordinary Shares and the Enstar Ordinary Shares and the depositary shares representing interests in the Enstar Preferred Shares will be delisted from NASDAQ and deregistered under the Exchange Act, in each case, in accordance with applicable laws, rules and regulations, and the Company will no longer file periodic reports with the SEC on account of the Enstar Ordinary Shares or such depositary shares. If the Mergers and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) are consummated, holders of the Enstar Ordinary Shares (other than the Reinvesting Shareholders) will not own any shares of the Third Surviving Company and holders of the Enstar Preferred Shares will hold preferred shares of the Company as the Third Surviving Company following the Mergers, with all of their relative rights, terms and conditions remaining unchanged.
The board of directors of the Company (the “Board”), as more fully described in the Proxy Statement (as defined below), reviewed and considered the terms and conditions of the Merger Agreement and the Transactions. After considering various factors, including those described in the Proxy Statement, and after consultation with the Company’s legal and financial advisors, the Board unanimously (i) determined in accordance with the Bermuda Companies Act 1981, as amended, that (a) the Total Cash Consideration to be received by the holders of the Enstar Ordinary Shares in the Mergers constitutes fair value for each Enstar Ordinary Share, (b) the preferred shares of the Third Surviving Company to be received by the holders of the Series C Preferred Shares following the Mergers constitute fair value for each Series C Preferred Share, (c) the preferred shares of the Third Surviving Company to be received by the holders of the Series D Preferred Shares following the Mergers constitute fair value for each Series D Preferred Share, (d) the preferred shares of the Third Surviving Company to be received by the holders of the Series E Preferred Shares following the Mergers constitute fair value for each Series E Preferred Share and (e) the Transactions are fair to, and in the best interests of, the Company, (ii) approved the Transactions, (iii) approved the Bye-Law Amendments and (iv) resolved, subject to the Merger Agreement, to recommend approval of the Transactions, including the Mergers, the Merger Agreement, the Statutory Merger Agreements and the Bye-Law Amendments to holders of Enstar Shares.
The Mergers cannot be completed without the affirmative vote of (i) if the First Bye-Law Amendment is approved, a majority of the votes cast by holders of issued and outstanding Enstar Ordinary Shares and Enstar Preferred Shares, voting together as a single class, present at the Special Meeting (in person or by proxy), or (ii) if the First Bye-Law Amendment is not approved, a three-fourths majority of the votes cast by holders of issued and outstanding Enstar Ordinary Shares and Enstar Preferred Shares, voting as a single class, present at the Special Meeting (in person or by proxy).
Concurrently with the filing of this Transaction Statement, the Company is filing a notice of meeting and an Amendment No. 2 to its preliminary proxy statement (the “Proxy Statement”) pursuant to Regulation 14A of the Exchange Act. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i)

and a copy of the Merger Agreement is attached to the Proxy Statement as Annex A. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.
Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference in its entirety. Responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.
While each of the Filing Persons acknowledges that the Mergers may be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.
All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement was supplied by such Filing Person.
ITEM 1.   SUMMARY TERM SHEET
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
ITEM 2.   SUBJECT COMPANY INFORMATION
(a)   Name and Address.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Parties Involved in the Mergers”
“Special Factors — Parties Involved in the Mergers”
“Important Information Regarding Enstar”
“Questions and Answers”
(b)   Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — The Special Meeting — Quorum”
“The Special Meeting — Quorum”
“Questions and Answers”
“Important Information Regarding Enstar — Security Ownership of Certain Beneficial Owners and Management”
(c)   Trading Market and Price.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding Enstar — Market Price of Enstar Ordinary Shares”

“Important Information Regarding Enstar — Market Price of Series D Preferred Shares”
“Important Information Regarding Enstar — Market Price of Series E Preferred Shares”
(d)   Dividends.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Terms of the Merger Agreement — Conduct of Business Pending the Mergers”
“Important Information Regarding Enstar — Dividends”
(e)   Prior Public Offerings.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information Regarding Enstar — Prior Public Offerings”
(f)   Prior Stock Purchases.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding Enstar — Transactions in Enstar Shares”
ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON
(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Parties Involved in the Mergers”
“Special Factors — Parties Involved in the Mergers”
“Important Information Regarding Enstar”
“Important Information Regarding the Purchaser Filing Parties”
ITEM 4.   TERMS OF THE TRANSACTION
(a)-(1) Material Terms. Tender Offers.   Not applicable.
(a)-(2) Material Terms. Mergers or Similar Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Mergers”
“Special Factors — Recommendation and Reasons for the Mergers”
“Special Factors — Position of the Sixth Street Filing Parties and Buyer Parties as to the Fairness of the Mergers”
“Special Factors — Position of the CEO Filing Party as to the Fairness of the Mergers”
“Special Factors — Plans for Enstar after the Mergers”
“Special Factors — Effect of the Mergers”
“Special Factors — Effect on Enstar if the Mergers Are Not Consummated”
“Special Factors — Merger Consideration”
“Special Factors — Interests of the Directors and Executive Officers of Enstar in the Mergers”

“Special Factors — Accounting Treatment”
“Special Factors — Material U.S. Federal Income Tax Consequences of the Mergers”
“The Special Meeting — Required Vote; Abstentions and Broker Non-Votes”
“The Special Meeting — Anticipated Date of Consummation of the Mergers”
“Terms of the Merger Agreement — Effect of the Mergers”
“Terms of the Merger Agreement — Merger Consideration”
“Terms of the Merger Agreement — Exchange and Payment Procedures”
“Terms of the Merger Agreement — Conditions to the Closing of the Mergers”
Annex A: Agreement and Plan of Merger
Annex B: Form of First Statutory Merger Agreement
Annex C: Form of Second Statutory Merger Agreement
Annex D: Form of Third Statutory Merger Agreement
(c) Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Recommendation and Reasons for the Mergers”
“Special Factors — Position of the Sixth Street Filing Parties and Buyer Parties as to the Fairness of the Mergers”
“Special Factors — Position of the CEO Filing Party as to the Fairness of the Mergers”
“Special Factors — Effect of the Mergers”
“Special Factors — Effect on Enstar if the Mergers Are Not Consummated”
“Special Factors — Merger Consideration”
“Special Factors — Interests of the Directors and Executive Officers of Enstar in the Mergers”
“Special Factors — Financing of the Mergers”
“Terms of the Merger Agreement — Effect of the Mergers”
“Terms of the Merger Agreement — Merger Consideration”
“Terms of the Merger Agreement — Exchange and Payment Procedures”
“Terms of the Merger Agreement — Employee Matters”
“Terms of the Merger Agreement — Indemnification and Insurance”
“Rollover and Support Agreements”
“Proposal 4: Advisory Vote on Merger-Related Executive Compensation Arrangements”
Annex A: Agreement and Plan of Merger
Annex E: Rollover and Support Agreement (Dominic Silvester)

Annex F: Rollover and Support Agreement (Steven D. Arnold)
Annex G: Rollover and Support Agreement (J. Christopher Flowers)
Annex H: Rollover and Support Agreement (Frazer Holdings LP)
Annex I: Rollover and Support Agreement (Hyman 2018 Family Trust)
Annex J: Rollover and Support Agreement (John J. Oros 1998 Family Trust)
Annex K: Rollover and Support Agreement (David Walsh)
(d) Appraisal Rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Appraisal Rights”
“Questions and Answers”
“Special Factors — Effect of the Mergers”
“Special Factors — Merger Consideration”
“The Special Meeting — Appraisal Rights”
“Appraisal Rights”
(e) Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Recommendation and Reasons for the Mergers”
“Provisions for Unaffiliated Security Holders”
(f) Eligibility for Listing or Trading.   Not applicable.
ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(a) (1)-(2) Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Effect of the Mergers”
“Special Factors — Merger Consideration — Treatment of Equity Awards”
“Special Factors — Interests of the Directors and Executive Officers of Enstar in the Mergers”
“Special Factors — Financing of the Mergers”
“Special Factors — Limited Guarantee”
“Terms of the Merger Agreement”
“Rollover and Support Agreements”
“Important Information Regarding Enstar — Prior Public Offerings”
“Important Information Regarding Enstar — Transactions in Enstar Shares”
“Important Information Regarding Enstar — Past Contracts, Transactions, Negotiations and Agreements”

“Important Information Regard the Purchaser Filing Parties”
“Proposal 4: Advisory Vote on Merger-Related Executive Compensation Arrangements”
Annex A: Agreement and Plan of Merger
Annex E: Rollover and Support Agreement (Dominic Silvester)
Annex F: Rollover and Support Agreement (Steven D. Arnold)
Annex G: Rollover and Support Agreement (J. Christopher Flowers)
Annex H: Rollover and Support Agreement (Frazer Holdings LP)
Annex I: Rollover and Support Agreement (Hyman 2018 Family Trust)
Annex J: Rollover and Support Agreement (John J. Oros 1998 Family Trust)
Annex K: Rollover and Support Agreement (David Walsh)
(b)-(c) Significant Corporate Events; Negotiations or Contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation and Reasons for the Mergers”
“Special Factors — Position of the Sixth Street Filing Parties Buyer Parties as to the Fairness of the Mergers”
“Special Factors — Position of the CEO Filing Party as to the Fairness of the Mergers”
“Special Factors — Interest of the Directors and Executive Officers of Enstar in the Mergers”
“Special Factors — Financing of the Mergers”
“Special Factors — Limited Guarantee”
“Special Factors — Merger Consideration”
“Terms of the Merger Agreement”
“Rollover and Support Agreements”
“Important Information Regarding Enstar — Transactions in Enstar Shares”
“Important Information Regarding the Purchaser Filing Parties”
Annex A: Agreement and Plan of Merger
Annex B: Form of First Statutory Merger Agreement
Annex C: Form of Second Statutory Merger Agreement
Annex D: Form of Third Statutory Merger Agreement
Annex E: Rollover and Support Agreement (Dominic Silvester)
Annex F: Rollover and Support Agreement (Steven D. Arnold)
Annex G: Rollover and Support Agreement (J. Christopher Flowers)

Annex H: Rollover and Support Agreement (Frazer Holdings LP)
Annex I: Rollover and Support Agreement (Hyman 2018 Family Trust)
Annex J: Rollover and Support Agreement (John J. Oros 1998 Family Trust)
Annex K: Rollover and Support Agreement (David Walsh)
(e) Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Mergers”
“Special Factors — Recommendation and Reasons for the Mergers”
“Special Factors — Effect of the Mergers”
“Special Factors — Intent of Directors and Executive Officers to Vote in Favor of the Merger”
“Special Factors — Intent of Certain Stockholders to Vote in Favor of the Merger”
“Special Factors — Financing of the Mergers”
“Special Factors — Limited Guarantee”
“Special Factors — Position of the Sixth Street Filing Parties and Buyer Parties as to the Fairness of the Mergers”
“Special Factors — Position of the CEO Filing Party as to the Fairness of the Mergers”
“Special Factors — Merger Consideration”
“Special Factors — Interests of the Directors and Executive Officers of Enstar in the Mergers”
“The Special Meeting — Required Vote; Abstentions and Broker Non-Votes”
“Terms of the Merger Agreement”
“Important Information Regarding Enstar — Transactions in Enstar Shares”
“Important Information Regarding Enstar — Past Contracts, Transactions, Negotiations and Agreements”
“Rollover and Support Agreements”
“Proposal 4: Advisory Vote on Merger-Related Executive Compensation Arrangements”
Annex A: Agreement and Plan of Merger
Annex B: Form of First Statutory Merger Agreement
Annex C: Form of Second Statutory Merger Agreement
Annex D: Form of Third Statutory Merger Agreement
Annex E: Rollover and Support Agreement (Dominic Silvester)
Annex F: Rollover and Support Agreement (Steven D. Arnold)
Annex G: Rollover and Support Agreement (J. Christopher Flowers)
Annex H: Rollover and Support Agreement (Frazer Holdings LP)

Annex I: Rollover and Support Agreement (Hyman 2018 Family Trust)
Annex J: Rollover and Support Agreement (John J. Oros 1998 Family Trust)
Annex K: Rollover and Support Agreement (David Walsh)
ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(b) Use of Securities Acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Recommendation and Reasons for the Mergers”
“Special Factors — Position of the Buyer Parties as to the Fairness of the Mergers”
“Special Factors — Plans for Enstar After the Mergers”
“Special Factors — Effect of the Mergers”
“Special Factors — Effect on Enstar if the Mergers Are Not Consummated”
“Special Factors — Merger Consideration”
“Special Factors — Interests of the Directors and Executive Officers of Enstar in the Mergers”
“Special Factors — Financing of the Mergers”
“Rollover and Support Agreements”
“Terms of the Merger Agreement — Effect of the Mergers”
“Terms of the Merger Agreement — Directors and Officers; Memorandum of Association; Bye-Laws”
“Terms of the Merger Agreement — Merger Consideration”
“Terms of the Merger Agreement — Exchange and Payment Procedures”
Annex A: Agreement and Plan of Merger
Annex E: Rollover and Support Agreement (Dominic Silvester)
Annex F: Rollover and Support Agreement (Steven D. Arnold)
Annex G: Rollover and Support Agreement (J. Christopher Flowers)
Annex H: Rollover and Support Agreement (Frazer Holdings LP)
Annex I: Rollover and Support Agreement (Hyman 2018 Family Trust)
Annex J: Rollover and Support Agreement (John J. Oros 1998 Family Trust)
Annex K: Rollover and Support Agreement (David Walsh)
(c) (1)-(8) Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Merger”

“Special Factors — Recommendation and Reasons for the Mergers”
“Special Factors — Opinion of Goldman Sachs & Co. LLC”
“Special Factors — Position of the Sixth Street Filing Parties and Buyer Parties as to the Fairness of the Mergers”
“Special Factors — Position of the CEO Filing Party as to the Fairness of the Mergers”
“Special Factors — Plans for Enstar After the Mergers”
“Special Factors — Effect of the Mergers”
“Special Factors — Effect on Enstar if the Mergers Are Not Consummated”
“Special Factors — Intent of Directors and Officers to Vote in Favor of the Merger”
“Special Factors — Intent of Certain Enstar Shareholders to Vote in Favor of the Merger”
“Special Factors — Merger Consideration”
“Special Factors — Interests of the Directors and Executive Officers of Enstar in the Mergers”
“Special Factors — Financing of the Mergers”
“Special Factors — Limited Guarantee”
“Proposal 1: The First Bye-Law Amendment”
“Proposal 3: Approval of the Merger Agreement”
“Terms of the Merger Agreement — Effect of the Mergers”
“Terms of the Merger Agreement — Directors and Officers; Memorandum of Association; Bye-Laws”
“Terms of the Merger Agreement — Merger Consideration”
“Rollover and Support Agreements”
“Important Information Regarding Enstar”
Annex A: Agreement and Plan of Merger
Annex E: Rollover and Support Agreement (Dominic Silvester)
Annex F: Rollover and Support Agreement (Steven D. Arnold)
Annex G: Rollover and Support Agreement (J. Christopher Flowers)
Annex H: Rollover and Support Agreement (Frazer Holdings LP)
Annex I: Rollover and Support Agreement (Hyman 2018 Family Trust)
Annex J: Rollover and Support Agreement (John J. Oros 1998 Family Trust)
Annex K: Rollover and Support Agreement (David Walsh)
Annex L: Opinion of Goldman Sachs & Co. LLC
ITEM 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
(a) Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”

“Questions and Answers”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation and Reasons for the Mergers”
“Special Factors — Opinion of Goldman Sachs & Co. LLC”
“Special Factors — Position of the Sixth Street Filing Parties and Buyer Parties as to the Fairness of the Mergers”
“Special Factors — Position of the CEO Filing Party as to the Fairness of the Mergers”
“Special Factors — Plans for Enstar after the Mergers”
“Special Factors — Effect of the Mergers”
Annex L: Opinion of Goldman Sachs & Co. LLC
(b) Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation and Reasons for the Mergers”
“Special Factors — Position of the Sixth Street Filing Parties and Buyer Parties as to the Fairness of the Mergers”
“Special Factors — Position of the CEO Filing Party as to the Fairness of the Mergers”
“Special Factors — Plans for Enstar After the Mergers”
“Special Factors — Effect on Enstar if the Mergers Are Not Consummated”
(c) Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation and Reasons for the Mergers”
“Special Factors — Opinion of Goldman Sachs & Co. LLC”
“Special Factors — Position of the Sixth Street Filing Parties and Buyer Parties as to the Fairness of the Mergers”
“Special Factors — Position of the CEO Filing Party as to the Fairness of the Mergers”
“Special Factors — Plans for Enstar After the Mergers”
“Special Factors — Effect of the Mergers”
“Special Factors — Effect on Enstar if the Mergers Are Not Consummated”
“Special Factors — Projections”
Annex L: Opinion of Goldman Sachs & Co. LLC
(d) Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Question and Answers”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation and Reasons for the Mergers”
“Special Factors — Opinion of Goldman Sachs & Co. LLC”
“Special Factors — Position of the Sixth Street Filing Parties and Buyer Parties as to the Fairness of the Mergers”
“Special Factors — Plans for Enstar After the Mergers”
“Special Factors — Effect of the Mergers”
“Special Factors — Effect on Enstar if the Mergers are Not Consummated”
“Special Factors — Merger Consideration”
“Special Factors — Interests of the Directors and Executive Officers of Enstar in the Mergers”
“Special Factors — Financing of the Mergers”
“Special Factors — Limited Guarantee”
“Special Factors — Material U.S. Federal Income Tax Consequences of the Merger”
“Special Factors — Fees and Expenses”
“Terms of the Merger Agreement — Effect of the Mergers”
“Terms of the Merger Agreement — Directors and Officers; Memorandum of Association; Bye-Laws”
“Terms of the Merger Agreement — Merger Consideration”
“Terms of the Merger Agreement — Exchange and Payment Procedures”
“Terms of the Merger Agreement — Employee Matters”
“Terms of the Merger Agreement — Indemnification and Insurance”
“Terms of the Merger Agreement — Fees and Expenses”
“Rollover and Support Agreements”
“Proposal 4: Advisory Vote on Merger-Related Executive Compensation Arrangements”
“Appraisal Rights”
Annex A: Agreement and Plan of Merger
Annex E: Rollover and Support Agreement (Dominic Silvester)
Annex F: Rollover and Support Agreement (Steven D. Arnold)
Annex G: Rollover and Support Agreement (J. Christopher Flowers)
Annex H: Rollover and Support Agreement (Frazer Holdings LP)
Annex I: Rollover and Support Agreement (Hyman 2018 Family Trust)
Annex J: Rollover and Support Agreement (John J. Oros 1998 Family Trust)
Annex K: Rollover and Support Agreement (David Walsh)

Annex L: Opinion of Goldman Sachs & Co. LLC
ITEM 8.   FAIRNESS OF THE TRANSACTION
(a)-(b) Fairness; Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation and Reasons for the Merger”
“Special Factors — Opinion of Goldman Sachs & Co. LLC”
“Special Factors — Position of the Sixth Street Filing Parties and Buyer Parties as to the Fairness of the Mergers”
“Special Factors — Position of the CEO Filing Party as to the Fairness of the Mergers”
“Special Factors — Effect of the Mergers”
“Special Factors — Interest of the Directors and Executive Officers of Enstar in the Mergers”
Annex L: Opinion of Goldman Sachs & Co. LLC
The presentations, dated March 26, 2024, April 4, 2024, April 8, 2024, April 10, 2024 and July 28, 2024, of Goldman Sachs & Co. LLC to the Board are attached hereto as Exhibits (c)(ii) through (c)(vi) and are incorporated herein by reference.
(c) Approval of Security Holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation and Reasons for the Mergers”
“Special Factors — Position of the Sixth Street Filing Parties and Buyer Parties as to the Fairness of the Mergers”
“Special Factors — Position of the CEO Filing Party as to the Fairness of the Mergers”
“The Special Meeting — Purpose of the Special Meeting”
“The Special Meeting — Record Date; Shares Entitled to Vote”
“The Special Meeting — Quorum”
“The Special Meeting — Required Vote; Abstentions and Broker Non-Votes”
“The Special Meeting — Voting of Proxies”
“The Special Meeting — Shares Ownership of Directors and Executive Officers of Enstar”
“The Special Meeting — Shares Held by the Reinvesting Shareholders”
“The Special Meeting — How You may Revoke or Change Your Vote”
“Terms of the Merger Agreement — Conditions to the Closing of the Mergers”

“Proposal 1: The First Company Bye-Law Amendment”
“Proposal 3: Approval of the Merger Agreement”
Annex A: Agreement and Plan of Merger
(d) Unaffiliated Representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation and Reasons for the Mergers”
“Special Factors — Position of the Sixth Street Filing Parties and Buyer Parties as to the Fairness of the Mergers”
“Special Factors — Position of the CEO Filing Party as to the Fairness of the Mergers”
“Special Factors — Opinion of Goldman Sachs & Co. LLC”
Annex L: Opinion of Goldman Sachs & Co. LLC
(e) Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Mergers”
“Special Factors — Recommendation and Reasons for the Mergers”
“Special Factors — Position of the Sixth Street Filing Parties and Buyer Parties as to the Fairness of the Mergers”
“Special Factors — Position of the CEO Filing Party as to the Fairness of the Mergers”
“Special Factors — Interests of the Directors and Executive Officers of Enstar in the Merger”
“Special Factors — Intent of Enstar Directors and Executive Officers to Vote in Favor of the Merger”
“The Special Meeting — Share Ownership of Directors and Executive Officers of Enstar”
(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Mergers”
“Special Factors — Recommendation and Reasons for the Mergers”
“Special Factors — Position of the Sixth Street Filing Parties and Buyer Parties as to the Fairness of the Mergers”
“Special Factors — Position of the CEO Filing Party as to the Fairness of the Mergers”
ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS
(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Mergers”
“Special Factors — Recommendation and Reasons for the Mergers”
“Special Factors — Opinion of Goldman Sachs & Co. LLC”
“Special Factors — Position of the Purchaser Filing Parties and Buyer Parties as to the Fairness of the Merger”
“Special Factors — Position of the CEO Filing Party as to the Fairness of the Merger”
“Where You Can Find More Information”
Annex L: Opinion of Goldman Sachs & Co. LLC
The presentations, dated March 26, 2024, April 4, 2024, April 8, 2024, April 10, 2024 and July 28, 2024 of Goldman Sachs & Co. LLC to the Board are attached hereto as Exhibits (c)(ii) through (c)(vi) and are incorporated herein by reference.
(c) Availability of Documents.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Where You Can Find More Information”
The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Ordinary Shares or any representative who has been so designated in writing.
ITEM 10.   SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
(a)-(b) Source of Funds; Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Financing of the Mergers”
“Special Factors — Limited Guarantee”
“Terms of the Merger Agreement — Conduct of the Business Pending the Merger”
“Terms of the Merger Agreement — Conditions to the Closing of the Mergers”
“Terms of the Merger Agreement — Other Covenants”
Annex A: Agreement and Plan of Merger
(c) Expenses.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Effect on Enstar if the Mergers Are Not Consummated”
“Special Factors — Limited Guarantee”
“Special Factors — Fees and Expenses”

“The Special Meeting — Solicitation of Proxies”
“Terms of the Merger Agreement — Company Termination Fee”
“Terms of the Merger Agreement — Parent Termination Fee”
“Terms of the Merger Agreement — Fees and Expenses”
Annex A: Agreement and Plan of Merger
(d) Borrowed Funds.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Plans for Enstar After the Mergers”
“Special Factors — Financing of the Mergers”
“Special Factors — Limited Guarantee”
“Terms of the Merger Agreement — Other Covenants”
Annex A: Agreement and Plan of Merger
ITEM 11.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a)-(b) Securities Ownership; Securities Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Interests of the Directors and Executive Officers of Enstar in the Mergers”
“The Special Meeting — Share Ownership of Directors and Executive Officers of Enstar”
“The Special Meeting — Shares Held by the Reinvesting Shareholders”
“Important Information Regarding Enstar — Security Ownership of Certain Beneficial Owners and Management”
“Important Information Regarding Enstar — Transactions in Enstar Shares”
“Important Information Regarding the Purchaser Filing Parties”
“Terms of the Merger Agreement”
“Rollover and Support Agreements”
Annex A: Agreement and Plan of Merger
Annex E: Rollover and Support Agreement (Dominic Silvester)
Annex F: Rollover and Support Agreement (Steven D. Arnold)
Annex G: Rollover and Support Agreement (J. Christopher Flowers)
Annex H: Rollover and Support Agreement (Frazer Holdings LP)
Annex I: Rollover and Support Agreement (Hyman 2018 Family Trust)
Annex J: Rollover and Support Agreement (John J. Oros 1998 Family Trust)
Annex K: Rollover and Support Agreement (David Walsh)

ITEM 12.   THE SOLICITATION OR RECOMMENDATION
(d)-(e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation and Reasons of the Merger”
“Special Factors — Position of the Sixth Street Filing Parties and Buyer Parties as to the Fairness of the Merger”
“Special Factors — Position of the CEO Filing Party as to the Fairness of the Merger”
“Special Factors — Interest of the Directors and Executive Officers of Enstar in the Mergers”
“Special Factors — Intent of Enstar Directors and Executive Officers to Vote in Favor of the Merger”
“Special Factors — Intent of Certain Enstar Shareholders to Vote in Favor of the Merger”
“The Special Meeting — Share Ownership of Directors and Executive Officers of Enstar”
“The Special Meeting — Required Vote; Abstentions and Broker Non-Votes”
“Rollover and Support Agreements”
“Proposal 3: Approval of the Merger Agreement”
Annex E: Rollover and Support Agreement (Dominic Silvester)
Annex F: Rollover and Support Agreement (Steven D. Arnold)
Annex G: Rollover and Support Agreement (J. Christopher Flowers)
Annex H: Rollover and Support Agreement (Frazer Holdings LP)
Annex I: Rollover and Support Agreement (Hyman 2018 Family Trust)
Annex J: Rollover and Support Agreement (John J. Oros 1998 Family Trust)
Annex K: Rollover and Support Agreement (David Walsh)
ITEM 13.   FINANCIAL STATEMENTS
(a) Financial Information.   The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 are incorporated herein by reference.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Effect of the Mergers”
“Special Factors — Projections”
“Important Information Regarding Enstar — Selected Historical Consolidated Financial Data”
“Important Information Regarding Enstar — Book Value Per Share”

“Where You Can Find More Information”
Annex N: Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the SEC on July 31, 2024
Annex O: Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 22, 2024
Annex P: The information contained in Definitive Proxy Statement on Schedule 14A for the June 6, 2024 annual meeting, filed with the SEC on April 26, 2024 and incorporated into Part III of Annual Report of Enstar Group Limited on Form 10-K for the year ended December 31, 2023
(b) Pro Forma Information.   Not applicable.
ITEM 14.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation and Reasons for the Merger”
“Special Factors — Position of the Sixth Street Filing Parties and Buyer Parties as to the Fairness of the Mergers”
“Special Factors — Position of the CEO Filing Party as to the Fairness of the Mergers”
“Special Factors — Interests of the Directors and Executive Officers of Enstar in the Mergers”
“Special Factors — Fees and Expenses”
“The Special Meeting — Solicitation of Proxies”
ITEM 15.   ADDITIONAL INFORMATION
(b) Golden Parachute Compensation.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Interests of the Directors and Executive Officers of Enstar in the Mergers”
“The Merger Agreement — Merger Consideration”
“Proposal 4: Advisory Vote on Merger-Related Executive Compensation Arrangements”
Annex A: Agreement and Plan of Merger
(c) Other material information.   The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
ITEM 16.   EXHIBITS
Exhibit No.	Description
(a)(2)(i)	Amendment No. 2 to Preliminary Proxy Statement of Enstar Group Limited (the “Proxy Statement”) (included in the Schedule 14A filed on October 10, 2024 and incorporated herein by reference).

Exhibit No.	Description
(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Shareholders (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Special Meeting of Shareholders (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(v)	Current Report on Form 8-K, dated July 29, 2024 (included in Schedule 14A filed on July 29, 2024 and incorporated herein by reference).
(a)(2)(vi)	Form of Email to Regulators, dated July 29, 2024 (included in Schedule 14A filed on July 29, 2024 and incorporated herein by reference).
(a)(2)(vii)	Email to Employees, dated July 29, 2024 (included in Schedule 14A filed on July 29, 2024 and incorporated herein by reference).
(a)(2)(viii)	Email to Brokers, dated July 29, 2024 (included in Schedule 14A filed on July 29, 2024 and incorporated herein by reference).
(a)(2)(ix)	Email to Investors, dated July 29, 2024 (included in Schedule 14A filed on July 29, 2024 and incorporated herein by reference).
(a)(2)(x)	Email to Investors, dated July 29, 2024 (included in Schedule 14A filed on July 29, 2024 and incorporated herein by reference).
(a)(2)(xi)	Press Release, dated September 4, 2024 (included in Schedule 14A filed on September 4, 2024 and incorporated herein by reference).
(b)(i)	Equity Commitment Letter dated as of July 29, 2024, by and among Elk Bidco Limited and the persons set forth on Schedule A thereto.+
(b)(ii)	Limited Guarantee dated as of July 29, 2024, by and among Enstar Group Limited and the persons set forth on Schedule A thereto.+
(b)(iii)	Facilities Commitment Letter dated as of July 29, 2024, by and between Elk Bidco Limited and Barclays Bank PLC.+
(b)(iv)	Preferred Equity Commitment Letter dated as of July 29, 2024, by and between Elk Bidco Limited and Stone Point Credit Adviser LLC.+
(c)(i)	Opinion of Goldman Sachs & Co. LLC, dated July 29, 2024 (included as Annex L to the Proxy Statement and incorporated herein by reference).
(c)(ii)	Discussion Materials of Goldman Sachs & Co. LLC, dated March 26, 2024.+
(c)(iii)	Discussion Materials of Goldman Sachs & Co. LLC, dated April 4, 2024.*+
(c)(iv)	Discussion Materials of Goldman Sachs & Co. LLC, dated April 8, 2024.+
(c)(v)	Discussion Materials of Goldman Sachs & Co. LLC, dated April 10, 2024.+
(c)(vi)	Discussion Materials of Goldman Sachs & Co. LLC, dated July 28, 2024.*+
(d)(i)	Agreement and Plan of Merger dated as of July 29, 2024, by and among Elk Bidco Limited, Elk Merger Sub Limited, Enstar Group Limited, Deer Ltd. and Deer Merger Sub Ltd. (included as Annex A to the Proxy Statement and incorporated herein by reference).
(d)(ii)	Form of First Statutory Merger Agreement to be entered into by and among Deer Ltd., Deer Merger Sub Ltd. and Enstar Group Limited (included as Annex B to the Proxy Statement and incorporated herein by reference).
(d)(iii)	Form of Second Statutory Merger Agreement to be entered into by and among Deer Ltd. and Enstar Group Limited (included as Annex C to the Proxy Statement and incorporated herein by reference).
(d)(iv)	Form of Third Statutory Merger Agreement to be entered into by and among Elk Bidco Limited, Elk Merger Sub Limited, and Enstar Group Limited (included as Annex D to the Proxy Statement and incorporated herein by reference).

Exhibit No.	Description
(d)(v)	Rollover and Support Agreement dated as of July 29, 2024, by and among Elk Topco, LLC, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC and Dominic Silvester (included as Annex E to the Proxy Statement and incorporated herein by reference).
(d)(vi)	Rollover and Support Agreement dated as of July 29, 2024, by and among Elk Topco, LLC, J.C. Flowers & Co. LLC, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC and David Walsh (included as Annex K to the Proxy Statement and incorporated herein by reference).
(d)( vii)	Rollover and Support Agreement dated as of July 29, 2024, by and among Elk Topco, LLC, J.C. Flowers & Co. LLC, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC and Frazer Holdings (included as Annex H to the Proxy Statement and incorporated herein by reference).
(d)(viii)	Rollover and Support Agreement dated as of July 29, 2024, by and among Elk Topco, LLC, J.C. Flowers & Co. LLC, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC and Hyman 2018 Family Trust (included as Annex I to the Proxy Statement and incorporated herein by reference).
(d)(ix)	Rollover and Support Agreement dated as of July 29, 2024, by and among Elk Topco, LLC, J.C. Flowers & Co. LLC, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC and J. Christopher Flowers (included as Annex G to the Proxy Statement and incorporated herein by reference).
(d)(x)	Rollover and Support Agreement dated as of July 29, 2024, by and among Elk Topco, LLC, J.C. Flowers & Co. LLC, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC and John J. Oros 1998 Family Trust (included as Annex J to the Proxy Statement and incorporated herein by reference).
(d)(xi)	Rollover and Support Agreement dated as of July 29, 2024, by and among Elk Topco, LLC, J.C. Flowers & Co. LLC, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC and Steven D. Arnold (included as Annex F to the Proxy Statement and incorporated herein by reference).
(d)(xii)	Shareholder Rights Agreement, dated as of November 8, 2023, by and among Enstar Group Limited, Elk Evergreen Investments, LLC and Elk Cypress Investments, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on November 13, 2023).
(d)(xiii)	Registration Rights Agreement, dated as of November 8, 2023, by and among Enstar Group Limited, Elk Evergreen Investments, LLC and Elk Cypress Investments, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed on November 13, 2023).
(d)(xiv)	Purchase Agreement, dated November 8, 2023, between Canada Pension Plan Investment Board, Elk Evergreen Investments, LLC and Elk Cypress Investments, LLC.+
(d)(xv)	Assignment and Assumption Agreement, dated November 8, 2023, between Canada Pension Plan Investment Board, Elk Evergreen Investments, LLC, Elk Cypress Investments, LLC, Flexpoint Asset Opportunity Fund II-A, L.P. and Flexpoint Asset Opportunity Fund II-B, L.P.+
(d)(xvi)	Purchase Agreement, dated March 23, 2023, between Enstar Group Limited and Canada Pension Plan Investment Board (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on March 28, 2023).
(d)(xvii)	Purchase Agreement, dated as of November 7, 2023, by and among Enstar Group Limited, Canada Pension Plan Investment Board, and CPPIB Epsilon Ontario Limited Partnership (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on November 13, 2023).
(d)(xviii)	Purchase Agreement, dated as of November 7, 2023, by and between Enstar Group Limited and Trident Public Equity L.P. (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on November 13, 2023).

Exhibit No.	Description
(f)	Section 106 of the Bermuda Companies Act (included as Annex M to the Proxy Statement and incorporated herein by reference).
107	Filing Fee Table+

*
Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

+
Previously filed with the Transaction Statement on the Schedule 13E-3 filed with the SEC on September 4, 2024.

SIGNATURES
After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of October 10, 2024
ENSTAR GROUP LIMITED
By:
/s/ Orla Gregory

Name: Orla Gregory
Title: President
DEER LTD.
By:
/s/ Elizabeth DaSilva

Name: Elizabeth DaSilva
Title: Director
DEER MERGER SUB LTD.
By:
/s/ Elizabeth DaSilva

Name: Elizabeth DaSilva
Title: Director
ELK EVERGREEN INVESTMENTS, LLC
By:
/s/ Joshua Peck

Name: Joshua Peck
Title: Vice President
ELK CYPRESS INVESTMENTS, LLC
By:
/s/ Joshua Peck

Name: Joshua Peck
Title: Vice President
TSSP SUB-FUND HOLDCO, LLC
By:
/s/ Joshua Peck

Name: Joshua Peck
Title: Vice President

ELK TOPCO, LLC
By:
/s/ A. Michael Muscolino

Name: A. Michael Muscolino
Title: Authorized Signatory
ELK PARENT LIMITED
By:
/s/ A. Michael Muscolino

Name: A. Michael Muscolino
Title: Authorized Signatory
ELK BIDCO LIMITED
By:
/s/ A. Michael Muscolino

Name: A. Michael Muscolino
Title: Authorized Signatory
ELK MERGER SUB LIMITED
By:
/s/ A. Michael Muscolino

Name: A. Michael Muscolino
Title: Authorized Signatory
DOMINIC F. SILVESTER
/s/ Dominic F. Silvester

Dominic F. Silvester
Signature Page to Schedule 13E-3